AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF GREAT GEOMETER SOFTWARE INC.

GREAT GEOMETER SOFTWARE INC., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A. The name of the Corporation is GREAT GEOMETER SOFTWARE INC. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 24, 2022.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

C. The text of the Certificate of Incorporation is amended and restated to read as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, Great Geometer Software Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Jose Arturo Restrepo, a duly authorized officer of the Corporation, on April 1, 2025.

/s/ Jose Arturo Restrepo

Jose Arturo Restrepo
Title: President & Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

GREAT GEOMETER SOFTWARE INC.

FIRST.   The name of the corporation is GREAT GEOMETER SOFTWARE INC.

SECOND.   The address of the corporation's registered office in the State of Delaware is 131 CONTINENTAL DRIVE, SUITE 305, NEWARK, DE 19713 in the county of New Castle. The name of its registered agent at that address is United States Corporation Agents, Inc.

THIRD.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH.   The total number of shares which the corporation shall have authority to issue is 10,000,000 shares of Common Stock, and the par value of each such share is $0.0001 per share.

FIFTH. The name and address of the incorporator is:

LegalZoom.com, Inc.
101 N. Brand Blvd., 11th Floor
Glendale, CA 91203

SIXTH. The Board of Directors of the corporation is expressly authorized to make, alter or repeal bylaws of the corporation, but the stockholders may make additional bylaws and may alter or repeal any bylaw whether adopted by them or otherwise.

SEVENTH.   Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH.   Each director and officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer (as the case may be), except for liability (i) for any breach of the director's or officer's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) as to a director under Section 174 of the General Corporation Law of Delaware, (iv) for any transaction from which the director or officer derived an improper personal benefit or (v) as to an officer, in any action by or in the right of the corporation.

Neither the amendment nor repeal of this Article EIGHTH, nor the adoption of any provision of the Certificate of Incorporation or bylaws or of any statute inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article EIGHTH in respect of any acts or omissions occurring, or any causes of action, suits or claims that, but for this Article EIGHTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

NINTH.   The corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained herein, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law, and all rights, preferences, and privileges of whatsoever nature conferred upon stockholders, directors, or any other person whomsoever by or pursuant to the Certificate of Incorporation in its present form or as hereafter amended are granted, subject to the rights reserved in this Article NINTH.